UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

TELECOMUNICAÇÕES DE SAO PAULO, S.A. - TELESP

(Name of Issuer)

Preferred Shares

(Title of Class of Securities)

87929A102

(CUSIP Number)

Telefónica, S.A.

Gran Vía 28

28013 Madrid, Spain

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1999

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87929A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. Of above persons (entities only).
TELEFONICA S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable

6.	Citizenship or Place of Organization SPAIN

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 140,040,795,800 ordinary shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 140,040,795,800 ordinary shares 291,819,562 preferred shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,040,795,800 ordinary shares 291,819,562 preferred shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) Ordinary shares: 84.34% Preferred shares: 88.87%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer
This statement relates to ordinary shares of Telecomunicaçoes de Sao Paulo, S.A. (the "Issuer"), Rua Martiniano de Carvalho, 851, Sao Paulo - SP, Brazil.
Item 2.	Identity and Background
	(a)	TELEFONICA, S.A.
	(b)	Gran Vía 28, 28013 Madrid, Spain
	(c)	Delivery and exploitation of any and all kinds of public and private telecommunication services.
	(d)	No
	(e)	No
	(f)	SPAIN

Set forth on Schedule 1 hereto is the following information required by Item 2 with respect to (i) each executive officer and director of the reporting person; (ii) each person controlling the reporting person, and (iii) each executive officer and director of any corporation or other person ultimately in control of the reporting person: (a) name, (b) residence or business address, (c) present principal occupation or employment and name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, (d) to the best of the reporting person's knowledge, whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (e) to the best of the reporting person's knowledge, whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and (f) citizenship. Schedule 1 is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

On July 1998, Telefonica International, SA ("TISA"), a wholly owned subsidiary of Telefónica S.A., acquired 12.13% of the capital stock of the Issuer for a total consideration of R$ 3,643 million, payable as follows:

  40%, of which Telefónica Internacional, S.A. (TISA) paid R$ 363 million in cash and the remainder (R$1,094 million) through a loan, which has subsequently been paid.
  60% deferred, payable in equal installments on August 4, 1999 and August 4, 2000.

In March through October 1999, TISA purchased an additional 7.16% of the capital stock of the Issuer in a series of market transactions, for a total consideration in cash of Euro 640.4 million.

As of December 31, 1999, Telefónica, S.A., owned indirectly through TISA, 19.29% of the capital stock of the Issuer.

In July 2000, Telefónica, S.A. acquired 61.96% of the capital stock of the Issuer upon the closing of a tender offer launched in January 2000.

In November 2000 Portugal Telecom (PT) and TISA, agreed to exchange their respective stakes in Telesp Celulares and the Issuer. As a result, PT received the shares owned by TISA in Telesp Celulares and a consideration of US$ 59.8 million in cash, in exchange of 5.36% of the capital stock of the Issuer. As a result of such exchange, TISA increased its stake in the Issuer up to 24.65%, which resulted in Telefónica, S.A. owning directly or indirectly as of December 31st, 2000, a stake of 86.19% in the capital stock of the Issuer.

Item 4.	Purpose of Transaction

These acquisitions were part of Telefónica's overall strategy to continue and expand reorganization of its business, to permit managerial and operational consolidation of business lines and to enhance its strategic and competitive position. Its objective was to accelerate the process of creating and continuing the development of separate but affiliated, business units.

Item 5.	Interest in Securities of the Issuer
(a)

140,040,795,500 ordinary shares, or 84.7% of the ordinary shares outstanding.

291,819,562,080 preferred shares, or 88.87% of the preferred shares.

Telefónica S.A. owns 100% of Telefónica Internacional S.A., which owns 100% of SP Telecomunicações. Telefónica Internacional S.A. owns 57,002,279 ordinary shares and 267,836,148 preferred shares. SP Telecomunicações owns 83,038,517 ordinary shares and 23,983,414 preferred shares.

Preferred shares are nonvoting but have priority in the redemption of capital and to dividends 10% higher than those attributable to common shareholders.

(b)

Shared power to vote and dispose:

140,040,795,800 ordinary shares

291,819,562,080 preferred shares

The shares are held directly by Telefónica S.A. or indirectly by Telefónica Internacional, S.A., its wholly-owned subsidiary.

	(c)	Not applicable
	(d)	Not applicable
	(e)	Not applicable
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable
Item 7.	Material to Be Filed as Exhibits
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELEFÓNICA, S.A.
/s/ Antonio Alonso Ureba
Antonio Alonso Ureba
General Counsel

SCHEDULE 1

TELEFÓNICA, S.A.
(a)	Mr. César Alierta Izuel
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chief Executive Officer
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Fernando Abri-Martorell
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chief Operating Officer
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Isidro Fainé Casas
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	General Manager of Caja de Ahorros y Pensiones de Barcelona "La Caixa"
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. José Antonio Fernández Rivero
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	General Manager BBVA
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Fernando de Almansa Moreno-Barreda
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	International affairs advisor
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. José Cadenato Matía
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	General Manager BBVA
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Maximino Carpio García
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Manager of Telefónica Móviles, S.A., Member of the Spanish economic and social committee and Professor of Economics of the Autonoma University of Madrid
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Carlos Colomer Casellas
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chairman of the Colomer Group
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Alfonso Ferrari Herrero
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Director of CTC Chile
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. José Fonollosa García
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	General Manager BBVA
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Gonzalo de Hinojosa Fernández Angulo
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chairman of Cortefiel
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Miguel Horta e Costa
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chairman of Portugal Telecom.
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Pablo Isla Alvarez de Tejera
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chairman of Altadis
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Luis Lada Díaz
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	General Manager of Telefónica, S.A.
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Antonio Massanell Lavilla
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Senior Executive Vice-President of Caja de Ahorros y Pensiones de Barcelona "La Caixa"
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Enrique Used Aznar
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chairman of Amper, S.A.
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Mario Eduardo Vázquez
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chairman of Telefónica de Argentina, S.A.
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Antonio Viana-Baptista
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	Chairman Chief Executive Officer of Telefónica Móviles, S.A.
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Gregorío Villalabeitia Galarraga
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	General Manager BBVA
(d)	No
(e)	No
(f)	SPAIN

(a)	Mr. Antonio Jesús Alonso Ureba
(b)	c/o Gran Vía 28, 28013 Madrid, Spain
(c)	General Secretary and Secretary of the Board of Telefónica, S.A.
(d)	No
(e)	No
(f)	SPAIN